Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275508

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated February 11, 2026)

FreeCast, Inc.

Class A Common Stock

Dated: March 9, 2026

This prospectus supplement supplements the prospectus dated February 11, 2026 (the “Prospectus”) that forms a part of the registration statement on Form S-1 (Registration No. 333-275508) of FreeCast, Inc. (the “Company”) relating to the resale of shares of Class A common stock by certain selling shareholders.

The Company will not receive any proceeds from the sale of shares by the selling shareholders.

This prospectus supplement is being filed to provide additional information regarding certain partnerships, distribution relationships and regional platform deployments previously announced by the Company relating to the FreeCast streaming aggregation platform.

This prospectus supplement should be read together with the Prospectus. To the extent there is any inconsistency between the information contained in the Prospectus and the information contained in this prospectus supplement, the information contained in this prospectus supplement will control.

Investing in our Class A common stock involves risks. You should carefully read the section entitled “Risk Factors” in the Prospectus before making an investment decision.

Recent Developments

The Company has previously announced certain distribution relationships, telecommunications partnerships and regional platform deployments related to its streaming aggregation platform.

Device Distribution

The Company has announced a distribution relationship with consumer electronics and IoT company Foxx Development under which the FreeCast streaming platform is intended to be made available on certain Foxx smartphones and tablets distributed through wireless carriers and retail channels.

Telecommunications and Connectivity Partnerships

The Company has also announced relationships with mobile and broadband providers and organizations participating in federal connectivity initiatives, including the Lifeline program and the Affordable Connectivity Program. Through these relationships, the FreeCast platform may be offered to eligible wireless and broadband subscribers as part of broader digital access initiatives.

Caribbean Platform Deployment

The Company has also announced the launch of a free streaming television platform serving Caribbean markets and has described relationships with regional broadcasters and distribution partners supporting distribution across multiple countries and territories in the region.

Press Release Disclosure

The press releases included in Appendix A were previously issued by the Company in the ordinary course of business and are included for informational purposes. These press releases are provided to supplement the information contained in the Prospectus.

The information contained in the press releases reflects the circumstances and statements made at the respective dates indicated therein. The Company does not undertake to update the information contained in such press releases except as required by law.

The press releases may contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Investors should read the press releases together with the Prospectus and the risk factors described therein.

To the extent there is any inconsistency between the information contained in the Prospectus and the information contained in the press releases included in Appendix A, the information contained in the Prospectus will control.

APPENDIX A

PRESS RELEASES

Copies of the following press releases previously issued by the Company are included in Appendix A:

1.	FreeCast Enters Distribution Partnership with Consumer Electronics and IoT Company Foxx Development

2.	FreeCast Enters Distribution Partnership with Unity Wireless

3.	Assist Wireless and FreeCast Partner to Provide Streaming Services to Affordable Connectivity Program and Lifeline Customers

4.	FreeCast Partners with National Lifeline Association to Provide Millions of Mobile and Broadband Consumers with Streaming TV

5.	FreeCast Officially Launches the Caribbean’s First United Free Streaming Platform Across 25 Countries and Territories

6.	Foxx Development Expands Entertainment Offerings Through FreeCast Partnership

APPENDIX A

1.	FreeCast Enters Distribution Partnership with Consumer Electronics and IoT Company Foxx Development

FreeCast’s streaming app will come pre-loaded on Foxx Development’s smartphones and tablets.

ORLANDO, Fla, Feb 10, 2025 --(BUSINESS WIRE)--FreeCast and Foxx Development are announcing a new distribution agreement, bringing FreeCast’s free streaming app to hundreds of thousands of smartphones and tablets. The FreeCast app is a one-stop source for live and on-demand video content, integrating hundreds of streaming apps into one easy-to-use platform. With FreeCast, consumers can find all the content they want to watch across different sources and providers for the lowest possible price.

Foxx Development is a consumer electronics and integrated Internet-of-Things (IoT) solution company. With robust research and development capabilities, it currently sells a diverse range of products including mobile phones, tablets and other consumer electronics devices throughout the United States. Foxx Development is a device provider for the National Lifeline Program, a federally funded program providing smartphones and wireless service to low-income consumers, with which FreeCast has extensive experience.

William Mobley, FreeCast’s founder and CEO, talked about the partnership opportunity: “FreeCast is a powerful and low-cost television solution, so it’s always been a great fit on low-cost devices, and particularly with our partners that participate in the National Lifeline Program and Affordable Connectivity Program. By partnering directly with Foxx Development, our software will be pre- loaded, ready to go for consumers on millions of new devices. Because we share revenue with our distribution partners, that’s a big win for them as well.”

“This partnership with FreeCast just makes sense,” added Greg Foley, CEO of Foxx Development Holdings. “Our customers always look for better ways to watch their favorite shows and movies without breaking the bank. And we’re giving them exactly that by having FreeCast ready to go on our devices right out of the box. I’m particularly proud that this will help our Lifeline Program users, who often have to make tough choices about their entertainment spending. Now they’ll have a simple way to find and watch the content they love without switching between multiple apps or subscriptions.”

Contacts

pr@freecast.com

(407) 374-1607

http://FreeCast.com

2.	FreeCast Enters Distribution Partnership with Unity Wireless

FreeCast and Unity Wireless offer an affordable television option to customers of the Lifeline Program and Affordable Connectivity Program.

ORLANDO, Fla., Dec. 12, 2023 /PRNewswire/ -- FreeCast, the aggregated streaming platform, and Unity Wireless, a fast-growing provider of wireless service under the Affordable Connectivity Program, have announced a strategic partnership to provide free and low-cost TV service to wireless customers. New phones and tablets from Unity Wireless will come pre-loaded with FreeCast’s app, while existing customers will be able to download the app for free.

FreeCast’s free service includes hundreds of free streaming channels as well as on-demand access to over 500,000 on-demand shows and movies from across multiple streaming providers. With a wide variety of free ad-supported content, subscription video, and pay-per-view, FreeCast users can build a TV experience that fits their budgets, or enjoy plenty of free content without spending a dime.

Unity Wireless provides free service to low-income Americans through the federally-funded Affordable Connectivity Program, as well as free and low-cost devices, including smartphones and tablets. With nationwide coverage and 5G capability, this service can also support streaming video. By pre-loading the FreeCast app, these customers who may also struggle to afford pay television services can access hundreds of live channels and a wealth of on-demand content at little to no cost.

FreeCast CEO William Mobley discussed the opportunity to partner with Unity Wireless: “TV bills are expensive, and these days, streaming can be expensive too. At FreeCast, that’s always been at the heart of our mission: to make TV easy and affordable by leveraging technology and putting the power in consumers’ hands customize their experience to their preferences and budgets. We think that’s a great solution for customers who need a solution that prioritizes affordability, and in many cases, can be enjoyed for free.”

For more information on FreeCast visit https://corp.freecast.com.

This press release was issued through 24-7PressRelease.com. For further information, visit http://www.24-7pressrelease.com.

3.	Assist Wireless and FreeCast Partner to Provide Streaming Services to Affordable Connectivity Program and Lifeline Customers

The Oklahoma-based Lifeline & ACP provider will test the in-store distribution of FreeCast.

ORLANDO, Fla., Sept. 21, 2023 /PRNewswire/ -- Assist Wireless and FreeCast are proud to announce a new partnership to provide federal Lifeline and Affordable Connectivity Program customers access to FreeCast’s streaming service. Assist Wireless, which operates primarily in Oklahoma, will begin to test distributing FreeCast with each qualifying in-store customer activation within the next 30 days.

Formerly known as SelectTV, FreeCast is an aggregated Assist Wireless and FreeCast Partner to Provide Streaming Services to streaming service Affordable Connectivity Program and Lifeline Customers offering over 500,000 TV episodes, movies, and over 700 free streaming channels. FreeCast is an ideal service to pair with programs focused on broadband and telecommunications affordability programs because it allows customers to access a wide variety of content at no cost and complete control of their spending on subscription or pay-per- view media.

FreeCast CEO William Mobley discussed the exciting opportunity of partnering with Assist Wireless. He emphasized the importance of adding value to a program focusing on affordable broadband and telecommunications. “In today’s world, broadband and phone services are essential but difficult to afford without programs like Lifeline and ACP. Although it’s hard for many of us to imagine a world without it, many Americans also struggle to afford TV and other video entertainment. FreeCast’s service has always prioritized affordability, and we take pride in offering a vast volume of content at no cost. This partnership aligns perfectly with our values and presents a great opportunity for both companies and consumers alike.”

Lifeline & ACP customers who join this program will also receive a free year of Value Channels, a bundle of 20 premium pay channels typically costing $6.99 monthly. This limited promotion is an excellent way for customers to access a wide variety of content without having to pay for it.

David B. Dorwart, CEO of Assist Wireless, added, “Lifeline and ACP Customers deserve the same access to essential services and TV and streaming entertainment content that most of us are lucky enough to enjoy every day. FreeCast’s TV and other streaming content will provide a key source of news, weather, politics, and other local information. This free service allows our customers to remain aware of current events, stay safe, and actively participate in our day-to-day society.”

Assist Wireless and FreeCast are committed to providing customers with the best possible experiences. This partnership is a great way to ensure that customers have access to affordable phone and broadband service, as well as a wide variety of entertainment content at no cost. With this partnership, customers can enjoy the best of both worlds. We are excited to see the impact of this partnership on our customers.

For more information on FreeCast visit https://www.freecast.com

4.	FreeCast Partners with National Lifeline Association to Provide Millions of Mobile and Broadband Consumers with Streaming TV

Initial pilot program testing to launch immediately with select NaLA members to ensure Lifeline and ACP customers can access broadcast programming.

ORLANDO, Fla., Aug. 25, 2023National Lifeline Association (NaLA), targeted to bring FreeCast’s service to millions of customers on government-subsidized phone and internet plans. The initial pilot will begin immediately with test marketing via in-store promotions, web activations, and customer SMS campaigns.

Founded in 2001, NaLA has acted to preserve the Lifeline program, National Lifeline Association and now the Affordable Connectivity Program (ACP), by educating the public about Lifeline & ACP, creating a community of Lifeline & ACP providers and distributors, and providing a platform for Lifeline & ACP supporters and recipients by acting as an advocate. Through NaLA’s ecosystem-wide membership that includes service providers, distributors, network access aggregators, compliance and software solutions vendors, device manufacturers, program supporters and beneficiaries, NaLA provides a platform to enable and realize the goal of getting and keeping every low-income American connected to essential communications services.

“Essential communications services include a wide array of services in today’s world,” said NaLA Chairman David Dorwart. “Breaking news, live events, educational programming, and entertainment are increasingly only accessible through streaming services, which require broadband. Lifeline and ACP consumers need a way to access these programs and this partnership with FreeCast will allow them to do just that.”

FreeCast’s service, an aggregated streaming platform of hundreds of free local and live channels, 500K+ free TV Shows/Movies on demand, also includes a pay-per-view price comparison, premium subscriptions and payment manager which can also be used on Smart TVs and other streaming wifi devices. The service is a low-cost video experience designed to replace expensive cable and satellite TV packages while giving consumers tools to manage and control their spending.

FreeCast CEO William Mobley discussed the opportunity in partnering with NaLA: “This is a natural fit for us because our service gives consumers access to a massive wealth of content without spending a dime. Free Streaming TV starts here! People think of streaming services or cable packages with hundreds of channels as luxuries, but we’ve got hundreds of thousands of on-demand shows and movies, and over 700 streaming channels, which are all ad-supported. Having access to that amount of information and entertainment can measurably improve the quality of life for low-income individuals and families.”

For more information on FreeCast, Inc. visit https://www.freecast.com and for more information on NaLA visit https://www.nalalifeline.org/.

5.	FreeCast Officially Launches the Caribbean’s First United Free Streaming Platform Across 25 Countries and Territories

Breakthrough deployment brings hundreds of free channels and thousands of on-demand titles, reaching over 10 million viewers across the region.

ORLANDO, Fla., Dec 8, 2025--(BUSINESS WIRE)--FreeCast is announcing the official full launch of its free streaming service throughout the Caribbean, marking the company’s first significant international expansion. After several months of limited strategic rollout, FreeCast has secured international streaming rights, partnered with local broadcasters, and established distribution agreements throughout the region as necessary for a more comprehensive launch. The service is now live in over 25 countries and territories, delivering hundreds of free streaming channels and thousands of on-demand movies and TV episodes.

Users in Puerto Rico, the US Virgin Islands, and other US territories will have enhanced access to the platform and a wider selection of content, including all programming currently enjoyed by US- based viewers, some of which is not available internationally.

The Caribbean launch features a robust collection of locally produced and regionally focused channels, such as One Caribbean Television, One Caribbean Weather, CaribVision, TRACE Latina, TRACE Brasil, TRACE Sports Stars, Ayiti TV, Tele Independence, Enlace, Caracol Mix, and Azteca International. With programming in English, Spanish, Portuguese, and Creole, FreeCast is able to cater to a diverse and multi-national audience across a region of unique cultures and multiple languages. The platform is also direct-to-mobile (D2M), optimized to work on a wide variety of mobile devices, from the latest smartphones to older and less powerful hardware which is widely used throughout the region.

FreeCast CEO William Mobley emphasized the significance of this launch: “This is more than just a geographic expansion, it’s a demonstration of the power of our platform. By eliminating reliance on costly physical infrastructure, we’re able to deliver high-quality, free television to regions that have historically faced accessibility challenges. That includes the challenge of the physical geography, of managing media rights across different national jurisdictions, and of reaching a population with a high reliance on mobile viewership with a wide range of device specs. As streaming becomes the global standard, FreeCast is going to be a powerful tool for many such regions.”

With this rollout, FreeCast is bringing expanded access, innovative distribution, and a powerful revenue engine for local programmers to the islands of the Caribbean, while positioning the platform for global growth.

Contacts

pr@freecast.com

(407) 374-1607

http://FreeCast.com

6.	Foxx Development Expands Entertainment Offerings Through FreeCast Partnership

Premium streaming entertainment now comes standard on all Foxx smartphones and tablets

Irvine, CA, Feb. 10, 2025 — Foxx Development Holdings Inc. (“Foxx Development” or “Company”) (Nasdaq: FOXX), a leading provider of consumer electronics and integrated Internet-of-Things (IoT) solutions for retail and institutional clients, today announced that it has entered into a strategic distribution agreement with FreeCast Inc. so that FreeCast’s streaming platform will be available to users of the Company’s mobile device portfolio. The new integration will give Foxx Development’s users immediate access to FreeCast’s entertainment hub, consolidating hundreds of streaming services into a single user-friendly interface.

Under the agreement, FreeCast’s all-in-one streaming platform will be installed on hundreds of thousands of smartphones and tablets of the Company to expand its out-of-box entertainment offerings. Users will gain immediate access to FreeCast’s entertainment hub, which features over 700 free channels, extensive on-demand content, and integration with major streaming services, including Netflix, Amazon Prime Video, HBO Max, and Hulu. FreeCast’s intelligent universal search feature enables users to easily discover content across all platforms, while its innovative YouBundle feature simplifies subscription management by consolidating multiple streaming services into a single monthly bill.

“Modern content consumers face increasing complexity in their streaming entertainment choices, with recent industry surveys showing that approximately 65% of Americans struggle to discover content across multiple platforms,” said Greg Foley, CEO of Foxx Development Holdings. “Our partnership with FreeCast directly addresses these challenges by providing our users with an intelligent, cost-effective solution that simplifies content discovery and streaming subscription management.”

“Partnering with Foxx Development represents a significant milestone in FreeCast’s mission to simplify the streaming experience,” added William Mobley, Founder and CEO of FreeCast. “By integrating our platform directly into Foxx Development’s devices, we’re making it easier than ever for users to discover, access, and manage their entertainment. This collaboration demonstrates how device manufacturers and content platforms can work together to solve the fragmentation challenges facing today’s streamers.”

About Foxx Development Holdings Inc.

Foxx Development is a consumer electronics and integrated Internet-of-Things (IoT) solution company catering to both retail and institutional clients. With robust research and development capabilities and a strategic commitment to cultivating long-term partnerships with mobile network operators, distributors and suppliers around the world, it currently sells a diverse range of products including mobile phones, tablets and other consumer electronics devices throughout the United States, and is in the process of developing and distributing end-to-end communication terminals and IoT solutions. For more information, please visit http://foxxusa.com and http://ir.foxxusa.com.

About FreeCast

FreeCast Inc., founded in 2011 and headquartered in Orlando, Florida, is a leading streaming media platform that simplifies how users discover and enjoy digital entertainment. The company’s flagship solution addresses the challenges of managing multiple streaming services by consolidating hundreds of content providers into a single, intuitive interface. FreeCast’s comprehensive platform gives users access to over 700 free channels, premium on-demand content, and live TV streaming, while making it easy to search and browse content across major streaming services. Through its advanced content aggregation and universal search capabilities, FreeCast helps users find and organize their entertainment choices more efficiently and serves as a practical solution for the modern streamer. For more information, visit www.freecast.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties, and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

Investor Relations Contact:

International Elite Capital
Annabelle Zhang
Telephone: +1 (646) 866-7928
Email: foxx@iecapitalusa.com